Memo

TO:	Alberto H. Zapata Senior Counsel U.S. Securities and Exchange Commission
FROM:	Emily J. Bennett Vice President and Deputy General Counsel Jackson National Asset Management, LLC
DATE:	September 29, 2023
SUBJECT:
Response to initial comments to the initial registration statement filed on Form N-2 on July 21, 2023 (the “Registration Statement”) for Jackson Credit Opportunities Fund (the “Registrant”)
File Nos: 333-273363 and 811-23889

This memorandum addresses the U.S. Securities and Exchange Commission staff’s (the “Commission Staff”) comments that the Registrant received via written correspondence on August 24, 2023 to the Registration Statement. Capitalized terms not defined herein have the meaning given to them in the Registration Statement.

The comments are set forth below in italics, with responses immediately following.

1.	General Comments

a.	Please advise us as to the status of any exemptive application(s) or no-action request(s) in connection with your Registration Statement, including those cited currently in the Registration Statement.

RESPONSE: The Registrant filed its multi-class exemptive application on August 31, 2023; however, in response to comments from the Commission Staff, the Registrant intends to withdraw this application and refile not later than October 3, 2023. The Sub-Adviser intends to file its co-investment exemptive application (on behalf of itself, the Adviser, and the Registrant) on or about October 10, 2023.

b.	Please confirm whether the Fund intends to issue preferred or debt securities within a year from the effective date of the Registration Statement.

RESPONSE: The Registrant confirms it does not intend to issue preferred or debt securities within a year from the effective date of the Registration Statement.

c.	Please tell us if you have presented or will present any “test the waters” materials to potential investors in connection with this offering. If so, please provide us with copies of such materials.

RESPONSE: The Registrant has not and does not plan to present any “test the waters” materials to potential investors in connection with this offering.

d.
We note that the Registration Statement is missing information and exhibits and contains bracketed disclosures (e.g., sub-advisory information, Trustee information, etc.). We may have comments on such portions when you complete them in any pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits filed in any pre-effective amendment.

RESPONSE: The Registrant confirms that these items will be submitted in a subsequent amendment to the Registration Statement and acknowledges it is aware the Commission Staff may have additional comments once it has reviewed these items.

e.
We note that the filing is materially incomplete with respect to required financial information. Please submit a completed fee table, seed financial statements, auditor’s consent, initial and subsequent minimum purchase of Shares table, and auditor’s consent in a subsequent amendment to the Registration Statement.

RESPONSE: The Registrant confirms that these items will be submitted in a subsequent amendment to the Registration Statement.

f.	Please ensure that delaying amendment language responsive to Section 8(a) of the Securities Act is included in all future pre-effective amendments.

RESPONSE: The Registrant confirms that delaying amendment language responsive to Section 8(a) of the Securities Act will be included in all future pre-effective amendments.

g.	Please add disclosure throughout the prospectus to any discussion of Class A Shares clarifying that such Shares may never be available for purchase, where appropriate.

RESPONSE: The Registrant has revised the disclosure accordingly.

h.	Whenever there is a discussion in the prospectus of the filing of a multi-class application with the Commission, please also disclose that there is no guarantee that relief will be granted.

RESPONSE: The Registrant has revised the disclosure in all instances to state that there is no guarantee that any such exemptive relief will be granted.

2.	Cover Page

a.
In footnote two of the offering table, the Fund states that the sales charges may be waived or reduced for some investors. Please disclose the types and categories of investors for whom such charges may be waived or reduced.

RESPONSE: The Registrant has revised the disclosure to include a reference to the “Purchasing of Shares” section, which includes the requested disclosure.

b.	Please make bold all cover page bullets and add the following bullets:

1)
The Fund intends to invest primarily in debt securities of private companies for which very little public information exists. Such companies are also generally more vulnerable to economic downturns and may experience substantial variations in operating results.

2)	Privately-held companies and below-investment-grade instruments (“junk” bonds) in which the Fund will invest will be difficult to value and are illiquid.

3)
An investor in Class A Shares will pay a sales load of up to [_]% and offering expenses of up to [_]% on the amounts invested. If you pay the maximum aggregate [_]% for sales load and offering expenses, you must experience a total return on your net investment of [_]% in order to recover these expenses.

RESPONSE: The Registrant has made the requested format revision and included the requested disclosure.With respect to item 3), the Registrant included the following disclosure:

An investor in Class A shares will pay a sales load of up to 5.75% on the amounts invested. If you pay the maximum aggregate 5.75% for sales load, you must experience a total return on your net investment of 6.10% in order to recover these expenses.

The Registrant respectfully declines to include the requested disclosure regarding offering expenses as it believes that the “Summary of Fund Expenses” section includes information sufficient for investors to understand the costs of an investment in the Registrant.

c.	Please provide the anticipated timing of the Fund’s initial repurchase offer. See Guide 10 to Form N-2.

RESPONSE: The Registrant has added the following disclosure:

The Fund’s initial repurchase offer is expected to occur in June 2024.

d.
The Fund states that investors can view information about the Fund, including the SAI and other material incorporated by reference into the Fund’s Registration Statement on the Commission’s website. Please clarify what other material, if any, is being incorporated by reference into the Registration Statement. Provide hyperlinks for any EDGAR-related material incorporated by reference.

RESPONSE: The Registrant revised the disclosure as follows (new text is underlined and deleted text is stricken):

You can view information about the Fund, including the SAI and the Fund’s audited financial statements appearing in the Fund’s annual report to shareholders, when available, ~~other material incorporated by reference into the Fund’s registration statement~~ on the SEC’s website (http://www.sec.gov).

3.	Summary

a.
The Fund states that it will allocate its assets across credit-oriented sectors and across the liquidity spectrum. Please disclose if such investments may include defaulted or partially defaulted loans. If applicable, please disclose the corresponding risks associated with such investments. Also, please provide further principal strategies disclosure explaining what types of derivatives the Fund intends to invest in.

RESPONSE: The Registrant confirms it does not intend to invest in defaulted or partially defaulted loans. The Registrant notes that it may buy debtor-in-possession term loans from time to time and has revised the Principal Investment Strategy accordingly. The Registrant believes the disclosure in “Distressed debt risk” is appropriate for these investments. The Registrant has also supplemented the principal strategies disclosure explaining the types of derivatives the Fund may invest in; please refer to Appendix A.

b.	The Fund states that it may invest in convertible and preferred securities. Please disclose if such convertible and preferred securities will be counted as part of the Fund’s 80% policy.

RESPONSE: The Registrant has revised the disclosure accordingly. Please refer to Appendix A.

c.
The Fund states that it will invest at least 80% of its net assets (plus the amount of any borrowings made for investment purposes) in a portfolio of public and private debt securities and derivatives and other instruments designed to provide exposure to such securities. Please confirm that the Fund will value such derivatives on a mark-to-market basis (i.e., using the current market price of the derivative, or if it is an OTC derivative, its fair value) for purposes of complying with the Names Rule.

RESPONSE: When evaluating how to measure the impact of derivatives for purposes of this test, the Registrant seeks to take into account the level of investment exposure provided by the derivatives instrument. In some instances, the Registrant expects this amount will be the mark-to-market value of the instrument. In other cases, however, the Registrant may determine that the notional value is more indicative of the investment exposure. Therefore, the Registrant will not always use the market value of derivatives for purposes of calculating compliance with its 80% policy.

Additionally, the Registrant acknowledges the requirements in the recent amendments to the Names Rules and will comply with these requirements by the compliance date.

d.
The Fund discloses it intends to invest “directly or indirectly through one or more wholly-owned and controlled subsidiaries . . . .” Please note that “subsidiary,” when used in the comments below, refers to an entity (regardless of whether or not the Fund set up the entity) that (1) is primarily controlled by the Fund (as defined below); and (2) primarily engages in investment activities in securities or other assets. With regard to any Subsidiary of the Fund, please disclose that:

1)
Any investment adviser to the Subsidiary complies with provisions of the 1940 Act relating to investment advisory contracts (Section 15) as if it were an investment adviser to the Fund under Section 2(a)(20) of the 1940 Act. We note that any investment advisory agreement between the Subsidiary and its investment adviser is a material contract that should be included as an exhibit to the Registration Statement. If the same person is the adviser to both the Fund and the Subsidiary, then, for purposes of complying with Section 15(c), the reviews of the Fund’s and the Subsidiary’s investment advisory agreements may be combined.

RESPONSE: Without necessarily agreeing with the Staff’s position, the Registrant confirms that a subsidiary’s advisory contract (if any) will comply with Section 15(c) and will be filed as an exhibit to the Registration Statement.

2)
The Subsidiary’s principal investment strategies or principal risks that constitute principal investment strategies or risks of the Fund. The principal investment strategies and principal risk disclosures of an entity that invests in a Subsidiary should reflect aggregate operations of the entity and the Subsidiary;

RESPONSE: The Registrant notes that the “Principal Investment Strategies” section states that “[r]eferences to the Fund include references to a Subsidiary in respect of the Fund’s investment exposure.” The Registrant has also added the following “Subsidiary risk” disclosure in response to this comment:

Subsidiary risk – To the extent the Fund invests through one or more of Subsidiaries, the Fund would be exposed to the risks associated with such Subsidiary’s investments. Such Subsidiaries would likely not be registered as investment companies under the 1940 Act and therefore would not be subject to all of the investor protections of the 1940 Act. Changes in the laws of the United States and/or the jurisdiction in which a Subsidiary is organized could result in the inability of the Fund and/or the Subsidiary to operate as intended and could adversely affect the Fund.

3)
Please disclose that a “Subsidiary” includes entities that engage in investment activities in securities or other assets that are primarily controlled by the Fund. If, however, the Fund will only invest through wholly-owned Subsidiaries, disclose that the Fund does not, or does not intend to, create or acquire primary control of any entity which engages in investment activities in securities or other assets, other than entities wholly-owned by the Fund. “Primarily controlled” means (1) the Fund controls the unregistered entity within the meaning of Section 2(a)(9) of the 1940 Act, and (2) the Fund’s control of the unregistered entity is greater than that of any other person; and

RESPONSE: Registrant has made the requested update. Please refer to Appendix A.

4)
Please also confirm in correspondence that: (1) if a Subsidiary is wholly-owned, the Subsidiary’s management fee (including any performance fee) will be included in “Management Fees” and the Subsidiary’s expenses will be included in “Other Expenses” in the Fund’s fee table requested below; (2) a Subsidiary, if organized and operating outside the United States, and its board of directors will agree to designate an agent for service of process in the United States; (3) a Subsidiary and its board of directors will agree to inspection by the staff of a Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder; and (4) whether the financial statements of the Subsidiary will be consolidated with those of the fund. If not, please explain why not.

RESPONSE: The Registrant confirms the following items:

(1)
the subsidiary’s management fee, if any, will be included will be included in the “Management Fees” line item, and the wholly-owned subsidiary’s expenses, if any, will be included in “Other Expenses” line item, in the fee table. The Fund also notes that the subsidiary’s management fee will not be duplicative of the Fund’s management fee in any case.

(2)	the subsidiary, if organized and operating outside the United States, and its board of directors will agree to designate an agent for service of process in the United States.

(3)
the subsidiary and its board of directors will agree to inspection by the Commission Staff of the subsidiary’s books and records, which will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder.

(4)	the financial statements of the subsidiary will be consolidated with those of the Registrant.

e.
The Fund states that: “[t]he Sub-Adviser may consider environmental, social and governance (“ESG”) factors that, depending on the facts and circumstances, are material to the value of an issuer or instrument.” Please clarify whether ESG factors will be considered with respect to every investment and disclose, if accurate, that an investment could be made in a company that does not meet the Sub-Adviser’s ESG criteria.

RESPONSE: The Registrant has revised the disclosure accordingly. Please refer to Appendix A.

4.	Risk Factors

a.	Given that the Fund states that it may consider environmental, social and governance (“ESG”) in investing, explain why ESG investing is not included as a risk factor.

RESPONSE: While the portfolio managers consider ESG factors, these factors are not determinative of what securities are bought and sold by the Registrant. Rather, these factors are considered alongside more traditional financial factors. The Registrant believes the principal risks associated with the Registrant’s investment strategy are appropriately covered by the risks identified and explained in the “Principal Risks” section of the prospectus. Accordingly, the Registrant has not revised the disclosure in response to this comment.

b.
The Fund states that investing in credit default swaps, distressed debt, repurchase agreements, purchase and sale contracts, short sales, real estate, and sovereign debt are principal risks of the Fund. Please provide disclosure in the principal strategies section corresponding to these risks. Include in such strategies a discussion of whether the Fund intends to invest only in real estate debt or whether the fund intends to hold real estate directly.

RESPONSE: The Registrant has revised the disclosure accordingly. Please refer to Appendix A. The Registrant also confirms it does not intend to hold real estate directly.

c.
The Fund includes investments in covenant-lite and defaulted loans as principal risks. Please add corresponding principal strategies discussion of such investments to the cover page and principal strategies section of the prospectus.

RESPONSE: The Registrant confirms that certain loans listed in the principal strategies may be “covenant lite,” which is why there is a corresponding principal risk. Please refer to the Registrant’s response in 3.a. regarding defaulted loans.

d.
Tax risk. The Fund states that it will annually restrict its income from commodities and commodity-linked derivative instruments, such as commodity-linked swaps, and other assets that give rise to non-qualifying income to a maximum of 10% of the Fund’s gross income. Please explain, supplementally, how such investments are part of the Fund’s principal strategies.

RESPONSE: The Registrant has revised the disclosure as follows to remove references to commodity-linked instruments, as such instruments are not part of the Registrant’s principal investment strategy:

Tax risk – In order for a regulated investment company (“RIC”) to qualify as such under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code” or the “Code”), including certain of the series of registered investment companies that invest in the Fund, the RIC must derive at least 90% of its gross income each taxable year from “qualifying income,” which is described in more detail in the SAI. ~~Income~~Certain income and gains ~~from certain commodity-linked instruments~~ do not constitute “qualifying income” to a RIC for purposes of the 90% gross income test. The tax treatment of some other ~~commodity-linked~~ instruments in which the Fund might invest is not certain, in particular with respect to whether income or gains from such instruments constitute qualifying income to a RIC. In general, for purposes of the 90% gross income requirement, income derived from a partnership will be treated as qualifying income only to the extent such income is attributable to items of income of the partnership which would be qualifying income if realized directly by the RIC. The Fund will therefore annually restrict its income from ~~commodities and commodity-linked derivative instruments, such as commodity-linked swaps, and other~~ assets that give rise to non-qualifying income to a maximum of 10% of the Fund’s gross income.

5.	Summary of Fund Expenses

a.	Please confirm that the maximum Early Repurchase Fee will not exceed 2%. See rule 23c-3(b)(1).

RESPONSE: The Registrant confirms that the maximum Early Repurchase Fee, if any, will not exceed 2%.

b.
In footnote one of the fee table, the Fund states that the sales charge may be waived or reduced for some investors. Please disclose the types and categories of investors for whom such charges may be waived or reduced. In addition, provide further detailed discussion of such reductions or waivers in the body of the prospectus in the purchase of shares discussion.

RESPONSE: The Registrant has revised the footnote disclosure as follows (new text is underlined):

1 Investmentsin Class A Shares of the Fund are sold subject to a sales charge of up to [5.75]% of the investment. For some investors, the sales charge may be waived or reduced, see “Purchasing Shares.” The full amount of the sales charges may be reallowed to brokers or dealers participating in the offering. Your financial intermediary may impose additional charges when you purchase Shares of the Fund.

Additionally, the Registrant believes the following disclosure in “Purchasing Shares” section appropriately details these waivers/reductions:

The stated investment minimums may be waived for investments by current or retired officers and Trustees of the Fund, as well as their family members; current or retired officers, principals, employees and members of the Adviser and affiliated companies of the Adviser; the immediate family members of any such officer, principal, employee or Adviser Board member (including parents, grandparents, spouses, children, grandchildren, siblings, fathers/mothers-in-law, sisters/brothers‑in-law, daughters/sons-in-law, nieces, nephews, and domestic partners); and a trust or plan established primarily for the benefit of any of the foregoing persons. In addition, the stated investment minimums may be reduced by the Fund in the discretion of the Adviser based on consideration of various factors, including the Shareholder’s overall relationship with the Adviser and such other matters as the Adviser may consider relevant at the time. As noted above, the Fund may aggregate the accounts of clients of registered investment advisers and other financial intermediaries whose clients invest in the Fund for purposes of determining satisfaction of minimum investment amounts.
6.	Quarterly Repurchase Offers

Early Repurchase Fees. (p. 39) In the third paragraph of this section, the Fund discusses the allocation of costs and charges to Shareholders. In your response letter, please explain how the allocations described in this paragraph are consistent with rule 23c-3. Also, clarify in plain English in the disclosure that the Fund is discussing oversubscription situations, if accurate.

RESPONSE: The Registrant notes that it (i) will not impose both an Early Repurchase Fee and other costs and charges imposed by the Portfolio Funds (“Other Charges”) and (ii) may impose these Other Charges (up to 2%, in accordance with Rule 23c-3) in connection with repurchases not subject to an Early Repurchase Fee (because, for example, the repurchase occurred after the one year anniversary of the purchase of shares). The Registrant has clarified the disclosure (new text is underlined and deleted text is stricken):

Other than the Early Repurchase Fee, the Fund does not presently intend to impose any charges on the repurchase of Shares. However, for repurchases of Shares not otherwise subject to an Early Repurchase Fee, the Fund is permitted to allocate Shareholders, whose Shares are repurchased, costs and charges imposed by the Portfolio Funds and for which an Early Repurchase fee is not charged (e.g., because such repurchase occurred after the one year anniversary of the purchase of Shares) ~~in connection with Private Equity Investments~~, if the Sub-Adviser determines to liquidate such interests as a result of repurchase tenders by Shareholders and such charges are imposed on the Fund. In the event that any such charges are allocated to the Fund, and subject to applicable law, the Fund may allocate such charges to the Shareholders whose repurchase tenders resulted in the repurchase of a portion of the Shares that resulted in such charges.

7.	Purchasing Shares

(p. 44) In the fourth paragraph of this section, the Fund states that Class A Shares are sold at the public offering price. This sentence is preceded by a statement that Class A Shares are not offered to investors. Please reconcile.

RESPONSE: The Registrant has revised the disclosure as follows (new text is underlined and deleted text is stricken):

As discussed above, as of the date of this Prospectus, Class A Shares are not offered to investors and will not be made available until the SEC grants the exemptive relief.

If the SEC grants the exemptive relief, Class A Shares ~~are~~will be sold at the public offering price, which is the NAV plus an initial maximum sales charge, which varies with the amount you invest as shown in the following chart. This means that part of your investment in the Fund will be used to pay the sales charge. A reallowance to participating broker-dealers will be made by the Distributor from the sales load paid by each investor. A portion of the sales load, up to [0.75]%, is paid to the Fund’s dealer manager, [JNLD], (the “Dealer Manager Fee”). The following sales loads apply to your purchases of shares of the Fund: [table omitted]

8.	Statement of Additional Information

a.	Investment Policies and Practices. Please add disclosure to this section explaining the Fund’s non-fundamental 80% policy.

RESPONSE: The Registrant has added the following disclosure:

Non-Fundamental Operating Policy. The Fund has also adopted non-fundamental investment restriction. This restriction is an operating policy of the Fund and may be changed by the Board upon 60 days’ advanced notice to shareholders and without Shareholder approval. The additional investment restriction adopted by the Board to date includes the following:

(1)
Under normal circumstances, the Fund will invest at least 80% of its net assets (plus the amount of any borrowings made for investment purposes) in a portfolio of public and private debt securities and derivatives and other instruments designed to provide exposure to such securities.

b.
On page 10 of the SAI, the Fund states that subject to the conditions of Exemptive Relief, if granted, the Fund may make investments in an issuer where other funds advised by the Sub-Adviser (each an “Other Fund” and collectively, the “Other Funds”) hold an investment in a different class of debt or equity. In addition, on page 11 of the SAI the Fund states that from time to time, Other Funds or accounts managed by the Sub-Adviser may hold existing related investments and may make additional investments in the same related assets subject to applicable rules, regulation, SEC guidance and the conditions of the Exemptive Relief. Please explain supplementally how the types of transactions contemplated would be structured to comply with Section 17, Rule 17d-1 and the Fund’s co-invest order, if granted.

RESPONSE: The Registrant acknowledges that certain transactions described above will not be permitted under the terms of the Registrant’s co-invest order, if granted. However, the Registrant believes that there are instances where certain such transactions do not give rise to the concerns that Section 17 and Rule 17d-1 were designed to address or are otherwise permissible investments for the Registrant absent reliance on the co-invest order, including public or non-negotiated private investments made in reliance on SEC no-action guidance (e.g., Massachusetts Mutual Life Insurance Company, SEC No Action Letter (pub. Avail Jun. 7, 2000)) or other Commission or Staff guidance. The Registrant has clarified the first sentence in this disclosure as follows (new text is underlined):

Subject to applicable rules, regulation, SEC guidance, and the conditions of Exemptive Relief, if granted, the Fund may make investments in an issuer where other funds advised by the Sub-Adviser (each an “Other Fund” and collectively, the “Other Funds”) hold an investment in a different class of debt or equity.

9.	Part C

Signatures. Please ensure that once the Board of Trustees has been properly constituted, a pre-effective amendment to the Registration Statement will be signed in compliance with Section 6(a) of the Securities Act; including the signature of the principal accounting officer or comptroller of the Fund.

RESPONSE: The Registrant confirms that a pre-effective amendment to the Registration Statement will be signed in compliance with Section 6(a) of the Securities Act; including the signature of the principal accounting officer or comptroller (principal financial officer) of the Fund.

The Registrant confirms that the Fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Commission Staff.

It is the Registrant’s intention to respond fully to the Commission Staff’s comments, and the Registrant believes that the responses described above do so fully.

If you have any questions, please call me at (517) 574-2089. Thank you for your prompt attention to this matter.

cc: File

Appendix A
“SUMMARY” SECTION EXCERPT: Principal Investment Strategy
(new text is underlined and deleted text is stricken)

Principal Investment Strategy. To pursue its objective, the Fund will employ a relative value framework to asset allocation across various credit strategies managed by various investment professionals at ~~[ ]~~Neuberger Berman Investment Advisers LLC, the Fund’s sub-adviser (“Sub-Adviser”), with the flexibility to adjust exposures subject to changes in market conditions. The Fund will allocate its assets across credit-oriented sectors, and across the liquidity spectrum (e.g., liquid, less liquid and illiquid) in securities of corporate issuers syndicated bank loans, high-yield bonds, investment grade bonds), sovereign issuers, insurance-linked securities, asset-based loans, securitized loans, and emerging market debt. Under normal circumstances, the Fund will invest at least 80% of its net assets (plus the amount of any borrowings made for investment purposes) in a portfolio of public and private debt securities and derivatives and other instruments designed to provide exposure to such securities. The Fund will invest in a variety of credit categories including corporate credit of issuers globally, including, emerging markets. The Fund may invest in credit securities and instruments across the credit spectrum, including, without limitation, below investment grade debt (commonly known as “junk bonds”). Investments are also expected to include structured credit instruments, insurance-linked instruments such as catastrophe bonds (“CAT Bonds”) and privately negotiated credit securities and loans, including asset-based lending, corporate lending and real asset debt, including residential and commercial mortgages. The Fund’s investments in derivatives may include futures, forwards, including forward foreign currency contracts, and swaps, such as total return swaps, credit default swaps and interest rate swaps. The Fund may invest in securities of any credit quality, maturity or duration. The Fund’s 80% policy is not a fundamental policy of the Fund and may be changed by the Fund’s Board of Trustees (the “Board,” and each member of the Board, a “Trustee”) without Shareholder approval upon 60 days’ prior notice to Shareholders.
Additionally, the Fund may invest in convertible securities and preferred securities, and these investments will count toward the 80% policy noted above. The Fund may also engage in when-issued and delayed delivery transactions (such as to-be-announced mortgage-backed securities), which involve a commitment by the Fund to purchase securities that will be issued at a later date. The Fund may also hold short-term securities including cash, cash equivalents and other debt obligations.
The Fund may also invest directly or indirectly in credit default swaps, distressed debt, repurchase agreements, purchase and sale contracts, short sales, real estate, and sovereign debt. The Fund does not intend to invest in real estate directly.
In an effort to achieve its investment objective, the Fund may engage in active and frequent trading of public securities.
Subject to applicable limits under the 1940 Act, the Fund has the ability to invest in other pooled investment vehicles, including investment companies such as exchange-traded funds, money market funds and open-end funds, including affiliated investment companies, as well as private funds (collectively, “Portfolio Funds”). The Portfolio Funds in which the Fund may invest include private funds or other pooled investment vehicles that would qualify as “investment companies” under the 1940 Act but for Sections 3(c)(1) or 3(c)(7) of the 1940 Act (“Private Funds”).
The Fund may make portfolio investments directly or indirectly through one or more wholly-owned or primarily ~~and~~ controlled subsidiaries (each, a “Subsidiary”). References herein to the Fund include references to a Subsidiary in respect of the Fund’s investment exposure. The Fund will treat a Subsidiary’s assets as assets of the Fund for purposes of determining compliance with certain provisions of the 1940 Act applicable to the Fund, including those relating to investment policies (Section 8), capital structure and leverage (Section 18) and affiliated transactions and custody (Section 17).
The Sub-Adviser may consider environmental, social and governance (“ESG”) factors that, depending on the facts and circumstances, are material to the value of an issuer or instrument. ESG factors may include, but are not limited to, environmental-related events resulting from climate change or society's response to environmental change, social conditions (e.g., labor relations, investment in human capital, accident prevention, changing customer behavior) or governance issues (e.g., board composition, significant breaches of international agreements, unsound business practices). The consideration of ESG factors does not apply to certain instruments, such as certain derivative instruments, other registered investment companies, cash and cash equivalents. The consideration of ESG factors as part of the investment process does not mean that the Fund pursues a specific “impact” or “sustainable” investment strategy.